Exhibit 99.1

dLocal Announces Closing of Secondary Offering and

Full Exercise of the Underwriters’ Option to Purchase Additional Shares

Montevideo, Uruguay, September 5, 2025 – DLocal Limited (“dLocal”), (NASDAQ:DLO) a technology-first payments platform, today announced the closing of a previously announced secondary offering of 17,250,000 Class A common shares (including 2,250,000 Class A common shares pursuant to the full exercise of the underwriters’ option) by an entity associated with General Atlantic at a price to the public of $12.75 per share. The Company is not selling any Class A common shares in the offering and will not receive any proceeds from the offering.

The offering was made through an underwriting group led by J.P. Morgan, Goldman Sachs & Co. LLC and Morgan Stanley, who are acting as global coordinators and joint bookrunners and BTG Pactual and Citigroup who are acting as joint bookrunners.

The Company has filed an automatically effective shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. The offering was made only by means of a prospectus in that registration statement, including the documents incorporated by reference therein and any accompanying prospectus supplement. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus and any accompanying prospectus supplement related to the offering may be obtained by contacting: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-866 803 9204, or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by email to: prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in more than 40 countries across Africa, Asia, and Latin America. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Investor Relations Contact

investor@dlocal.com

Media Contact:

media@dlocal.com